                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 Schedule 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                                (Final Amendment)

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                       KRUPP CASH PLUS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                            AMERICAN HOLDINGS I, L.P.
                          AMERICAN HOLDINGS I-GP, INC.
                        AMERICAN PROPERTY INVESTORS, INC.
                                    (Bidders)

                               DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                   501112 10 6
                      (CUSIP Number of Class of Securities)

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                                W. Edward Scheetz
                            Krescent Partners L.L.C.
                     1301 Avenue of the Americas, 38th Floor
                               New York, NY  10019


                                   Copies to:
       Peter M. Fass                                  Bonnie D. Podolsky
       Steven L. Lichtenfeld                          Gordon Altman Butowsky
       Battle Fowler LLP                                Weitzen Shalov & Wein
       75 East 55th Street                            114 West 47th Street
       New York, NY  10022                            New York, NY  10036
       (212) 856-7000                                 (212) 626-0800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)





                         (Continued on following pages)

                              (Page 1 of 8 pages)

Cusip No.:  501112 10 6               14D-1                          Page 2 of 8





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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       KRESCENT PARTNERS L.L.C.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}

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3.     SEC Use Only



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4.     Sources of Funds (See Instructions)

       AF; WC

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5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

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6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       274,125.1307 Depositary Receipts

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8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       6.85%

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10.    Type of Reporting Person (See Instructions)

       OO

Cusip No.:  501112 10 6               14D-1                          Page 3 of 8



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AP-GP PROM PARTNERS INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       274,125.1307 Depositary Receipts

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       6.85%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501112 10 6               14D-1                          Page 4 of 8



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I, L.P.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       193,237.2565 Depositary Receipts

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       4.8%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       PN

Cusip No.:  501112 10 6               14D-1                          Page 5 of 8



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I-GP, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       193,237.2565 Depositary Receipts

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       4.8%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501112 10 6               14D-1                          Page 6 of 8



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN PROPERTY INVESTORS, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       193,237.2565 Depositary Receipts

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       4.8%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

              AMENDMENT NO. 2 (FINAL AMENDMENT) TO SCHEDULE 14D-1

       This Amendment No. 2 (Final Amendment) amends the Tender Offer Statement on Schedule 14D-1 by Krescent Partners L.L.C., a Delaware limited liability company ("Krescent"), and American Holdings I, L.P., a Delaware limited partnership ("AHI" and together with Krescent, the "Purchasers"), dated January 24, 1997 (the "Schedule 14D-1"), as amended by Amendment No. 1 dated February 25, 1997, relating to the tender offer by the Purchasers to purchase up to 994,182 issued and outstanding Depositary Receipts representing Units (the "Units") of Krupp Cash Plus Limited Partnership, a Massachusetts limited partnership (the "Partnership"), to include the information set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 4(a) is hereby supplemented and amended as follows:

       The total amount of funds required by Krescent to purchase 269,052.8307 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $1,614,317. Krescent obtained such funds from capital contributions from its members.

       The total amount of funds required by AHI to purchase 193,237.2565 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $1,159,424. AHI obtained such funds from capital contributions from its partners.

ITEM 6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       Item 6(a)-(b) is hereby supplemented and amended as follows:

       The Offer expired at 12:00 Midnight, New York City time, on Monday, March 3, 1997. Based on preliminary information provided by the Information Agent/Depositary to Krescent and AHI, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Monday, March 3, 1997, Krescent and AHI accepted for payment an aggregate of 462,290.0872 Units. Pursuant to the terms of the Offer, Krescent purchased 58.2% of the accepted Units, or 269,052.8307 Units. Together with the 5,072.3 Units owned by Krescent prior to commencing the Offer, Krescent owns 274,125.1307 Units, which constitute approximately 6.85% of the outstanding Units. Pursuant to the Offer, AHI purchased 41.8% of the accepted Units, or 193,237.2565 Units, which constitute approximately 4.8% of the outstanding Units.

                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1997



                                           KRESCENT PARTNERS L.L.C.

                                           By:    AP-GP Prom Partners Inc., its
                                                  managing member


                                                  By:     /s/ Richard Mack
                                                         ----------------------
                                                         Name: Richard Mack
                                                         Title: Vice President

                                           AP-GP PROM PARTNERS INC.


                                           By:     /s/ Richard Mack
                                                  -----------------------------
                                                  Name: Richard Mack
                                                  Title: Vice President


                                           AMERICAN HOLDINGS I, L.P.

                                           By:    American Holdings I-GP, its
                                                  general partner


                                                  By:     /s/ Henry J. Gerard
                                                         ----------------------
                                                         Name: Henry J. Gerard
                                                         Title: Vice President


                                           AMERICAN HOLDINGS I-GP, INC.


                                           By:     /s/ Henry J. Gerard
                                                  -----------------------------
                                                  Name: Henry J. Gerard
                                                  Title: Vice President


                                           AMERICAN PROPERTY INVESTORS, INC.


                                           By:     /s/ John P. Saldarelli
                                                  -----------------------------
                                                  Name: John P. Saldarelli
                                                  Title: Vice President





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